Exhibit 99.1

Innate Pharma to Present Monalizumab Data at ESMO Immuno-Oncology 2021 Congress

  Innate to present new Phase 2 data on the combination of monalizumab, cetuximab and durvalumab in head and neck cancer in an oral presentation
  ANKETTM to be highlighted in ESMO IO educational session

MARSEILLE, France--(BUSINESS WIRE)--December 2, 2021--Regulatory News:

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) announced today that it will present new data from the Phase 2 expansion cohort (‘cohort 3’) exploring the triplet combination of monalizumab, cetuximab and durvalumab, in first-line IO and chemo-naïve patients with recurrent or metastatic head and neck squamous cell cancer (R/M SCCHN) at the ESMO Immuno-oncology Congress 2021, being held virtually from December 8-11 2021.

Monalizumab, Innate’s lead partnered asset, is a potentially first-in-class immune checkpoint inhibitor targeting NKG2A receptors expressed on tumor-infiltrating cytotoxic CD8+ T cells and NK cells.

Additionally, Pr. Eric Vivier, Ph.D., DVM, Chief Scientific Officer at Innate Pharma, will present in the NK cell biology educational session. Details can be found below.

Presentation Details:

  Monalizumab: The oral presentation (#123MO) entitled, “Monalizumab, cetuximab and durvalumab in first-line treatment of recurrent or metastatic squamous cell carcinoma of the head and neck (R/M SCCHN): a phase 2 trial,” will be presented from 12:15-12:20 pm CET on December 9, 2021.
  NK cells: Prof. Vivier will discuss Innate’s multi-specific NK cell engager platform, ANKETTM (Antibody-based NK cell Engager Therapeutics), in the educational session entitled, “NK cells biology and therapeutic opportunities, innate immunity, adaptive immunity” from 11:40 – 12 pm CET on December 9, 2021.

About Monalizumab:

Monalizumab is a potentially first-in-class immune checkpoint inhibitor targeting NKG2A receptors expressed on tumor-infiltrating cytotoxic CD8+ T cells and NK cells.

NKG2A is an inhibitory checkpoint receptor for HLA-E. By expressing HLA-E, cancer cells can protect themselves from killing by NKG2A+ immune cells. HLA-E is frequently overexpressed in the cancer cells of many solid tumors and hematological malignancies. Monalizumab may re-establish a broad anti-tumor response mediated by NK and T cells and may enhance the cytotoxic potential of other therapeutic antibodies1.

AstraZeneca obtained full oncology rights to monalizumab in October 2018 through a co-development and commercialization agreement initiated in 2015. The ongoing development for monalizumab is focused on investigating monalizumab in various combination strategies in different malignancies.

About ANKETTM:

ANKETTM (Antibody-based NK cell Engager Therapeutics) is Innate's proprietary platform for developing next-generation, multi-specific natural killer (NK) cell engagers to treat certain types of cancer. The Company’s latest innovation, its tetra-specific ANKETTM molecule, is the first NK cell engager technology to engage two NK cell-activating receptors (NKp46 and CD16), a tumor antigen and the interleukin-2 receptor (by an IL-2 variant, IL-2v), via a single molecule. This molecule leverages the advantages of harnessing NK cell effector functions against cancer cells and also provides proliferation and activation signals targeted to NK cells.

In pre-clinical studies, Innate's tri-2 and tetra-specific ANKETTM technologies promote potent NK cell activation, cytotoxicity and efficient control of tumor growth in pre-clinical models. This versatile fit-for-purpose technology is creating an entirely new class of molecules to induce synthetic immunity against cancer.

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical needs.

Innate is a pioneer in the understanding of natural killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995.The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts, the Company’s continued ability to raise capital to fund its development and the overall impact of the COVID-19 outbreak on the global healthcare system as well as the Company’s business, financial condition and results of operations. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

1 André et al, Cell 2018
2 Gauthier et al. Cell 2019

Contacts

Investors
Innate Pharma
Henry Wheeler
Tel.: +33 761 88 38 74
Henry.wheeler@innate-pharma.fr

Media
Innate Pharma
Tracy Rossin (Global/US)
Tel.: +1 240 801 0076
Tracy.Rossin@innate-pharma.com

ATCG Press
Marie Puvieux (France)
Tel.: +33 (0)9 81 87 46 72
innate-pharma@atcg-partners.com